Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description of the capital stock of Infinity Natural Resources, Inc. (the “Company,” “we,” “us,” and “our”) is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Amended and Restated Certificate of Incorporation of the Company (the “Amended Charter”) and the Amended and Restated Bylaws of the Company (the “Amended Bylaws”), each of which is filed as an exhibit to the Annual Report on Form 10-K to which this description is also an exhibit, and the provisions of applicable law.
Authorized Shares
The Amended Charter provides that the Company is authorized to issue 400,000,000 shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), 150,000,000 shares of Class B common stock, $0.01 par value per share (“Class B Common Stock”, and, together with the Class A Common Stock, the “Common Stock”), and 50,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”), 350,000 of which are currently designated as Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”).
Class A Common Stock
Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A Common Stock are entitled to receive dividends when, as and if declared by our board of directors of the Company (the “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock.
Upon liquidation, dissolution or winding up of the Company (“Liquidation”) and after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Stock having liquidation preferences, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our outstanding Class A Common Stock are fully paid and non-assessable. The Class A Common Stock is not subject to further calls or assessments by us. Holders of shares of our Class A Common Stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights, powers, preferences and privileges of our Class A Common Stock are subject to those of the holders of any shares of our Preferred Stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock

Each share of Class B Common Stock entitles its holder to one vote on all matters to be voted on by stockholders generally. If at any time the ratio at which units representing limited liability company interests in Infinity Natural Resources, LLC ( “INR Units”) are exchangeable for shares of our Class A Common Stock changes from one-for-one, for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which holders of Class B Common Stock are entitled will be adjusted accordingly. The holders of our Class B Common Stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B Common Stock vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a Liquidation.

Any holder of Class B Common Stock that does not also hold INR Units is required to surrender any such shares of Class B Common Stock (including fractions thereof) to the Company.
Preferred Stock
As of March 9, 2026, there were 350,000 shares of Preferred Stock issued and outstanding, all of which are designated as Series A Preferred Stock.
Our Amended Charter authorizes our Board to establish one or more series of Preferred Stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of Preferred Stock are available for issuance without further action by the holders of our Common Stock. Our Board is able to determine, with respect to any series of Preferred Stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

Series A Preferred Stock
As of March 9, 2026, the Company had 350,000 shares of Series A Preferred Stock issued and outstanding. Each share of Series A Preferred Stock was purchased at a price of $1,000 per share (the “Initial Liquidation Preference”). The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock are set forth in the Company’s Certificate of Designation of Series A Preferred Stock, filed with the Delaware Secretary of State on February 23, 2026 (as may be amended, amended and restated, changed or replaced from time to time in accordance with its terms, the “Certificate of Designation”). As of March 9, 2026, the Series A Preferred Stock is convertible into 16,364,520 shares of Class A Common Stock.
Dividends
Holders of Series A Preferred Stock are entitled to dividends (i) at the rate of 8% per annum until but excluding the five year anniversary of the issuance of the Series A Preferred Stock, and (ii) at the rate of 12% per annum on and after the five year anniversary of the issuance of the Series A Preferred Stock. Holders of Series A Preferred Stock will also be entitled to participate in any dividends or other distributions declared or paid in cash on the shares of Class A Common Stock, on an as-converted basis. Dividends are payable quarterly in arrears, and dividends accrued through and including the second anniversary of the issuance of the Series A Preferred Stock may be paid, at the Company’s option, in cash or by increasing the Initial Liquidation Preference of each share of Series A Preferred Stock by the amount of the applicable dividend. After the second anniversary of the issuance of the Series A Preferred Stock, dividends must be paid in cash; however, to the extent the Company is restricted from paying dividends in cash, dividends will accrue as an increase to the Initial Liquidation Preference and will incur a 2% per annum increase to the regular dividend rate then in effect. In each case, the Company’s ability to pay cash dividends is subject to the restrictions under that certain Credit Agreement, dated as of September 25, 2024, by and among Infinity Natural Resources, LLC, the lenders from time to time party thereto and Citibank, N.A., as the administrative agent, collateral agent and an issuing bank.
Liquidation Preference
The Series A Preferred Stock rank senior to the Class A Common Stock with respect to distribution rights and rights upon Liquidation, on parity with any class or series of capital stock of the Company expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation, junior to any class or series of capital stock of the Company expressly designated as ranking junior to the Series A Preferred Stock with respect to distribution rights and rights upon Liquidation and junior in right of payment to the Company’s existing and future indebtedness. Upon a Liquidation, each share of Series A Preferred Stock is entitled to receive an amount equal to the greater of (i) a liquidation preference equal to the greater of (A) an internal rate of return of 13% per annum on the Initial Liquidation Preference or (B) a 1.3x return on the Initial Liquidation Preference and (ii) the amount such holder would have received in respect of the number of shares of Class A Common Stock that would be issuable upon conversion of such share of Series A Preferred Stock.
Conversion Rights
Each holder of Series A Preferred Stock has the right, at its option, to convert its Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Class A Common Stock at a conversion price equal to $21.39 per share, subject to certain customary adjustments; provided that Quantum Capital Group and its affiliates (“Quantum”) do not have the ability to convert prior to the expiration or early termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”).
Additionally, until receipt of the stockholder approvals contemplated by Section 312.03 of the NYSE Listed Company Manual with respect to the issuance of shares of Class A Common Stock upon conversion of the Series A Preferred Stock in excess of the limitations imposed by such rules, the aggregate number of shares of Class A Common Stock issuable or deliverable upon conversion of any Series A Preferred Stock, together with any shares of Class A Common Stock held by the Series A Preferred Stock purchasers on the date of the issuance of the Series A Preferred Stock (subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to the Class A Common Stock), is capped at 19.9% of the shares of Class A Common Stock issued and outstanding immediately prior to the issuance of the Series A Preferred Stock.
Finally, the Company has the right beginning three years after the issuance of the Series A Preferred Stock to convert any shares of Series A Preferred Stock into fully paid and non-assessable shares of Class A Common Stock if the last reported sales price of its Class A Common Stock for any 20 of the last 30 trading days exceeds 140% of the conversion price.
Redemption and Repurchase Rights
The Company may, at its option, redeem all or any of the Series A Preferred Stock for cash at any time beginning five years after the issuance of the Series A Preferred Stock at a price resulting in the holders of Series A Preferred Stock achieving an internal rate of return of 15% per annum on the Initial Liquidation Preference. Upon a change of control of the Company, any share of Series A Preferred Stock to be repurchased would be entitled to receive an amount in cash equal to the greater of (i) an internal rate of return of 13% per annum on the Initial Liquidation Preference or (ii) a 1.3x return on the Initial Liquidation Preference.
Voting and Consent Rights
Holders of Series A Preferred Stock generally are entitled to vote with the holders of the shares of Class A Common Stock on all matters submitted for a vote of holders of shares of Class A Common Stock (voting together with the holders of shares of Class A Common Stock as one class) on an as-converted basis; provided that Quantum will have no voting rights with respect to any such shares held by such holder in respect of election of members of our Board prior to the expiration or early termination of the applicable waiting period, if any, under the HSR Act.
Additionally, subject to certain exceptions and ownership thresholds, the consent of the holders of Series A Preferred Stock holding a majority of the then outstanding shares of Series A Preferred Stock is required for, among other things, certain amendments to the Company’s organizational documents, issuances of senior or parity securities, payment of dividends, delisting from the NYSE or deregistration from Section 12 of the Exchange Act, formation of non-wholly owned subsidiaries, the incurrence of debt up to a certain threshold and any deviation from certain enumerated hedging requirements.

Board Rights
Pursuant to the Securities Purchase Agreement, Carnelian Energy Capital Management, L.P. and its affiliates (“Carnelian”) are entitled to appoint one individual to the Board. Carnelian will have the right to appoint and elect one director to the Board for so long as Carnelian (i) owns, of record or beneficially, all of the shares of Series A Preferred Stock issued to Carnelian at the time of issuance of the Series A Preferred Stock and (ii) holds of record and beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than 3% of the outstanding shares of Class A Common Stock and the Class B Common Stock, of the Company, on a fully diluted basis, including the shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock.
Anti-Takeover Effects of Our Amended Charter, Amended Bylaws and Certain Provisions of Delaware Law
Our Amended Charter, Amended Bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions, which are summarized below, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock held by stockholders.
Among other things, our Amended Charter and Amended Bylaws:
•authorize “blank check” Preferred Stock that our Board could issue to increase the number of outstanding shares to discourage a takeover attempt;
•prohibit stockholders from acting by written consent at any time when Pearl Energy Investments, L.P., PEI INR Holdings, L.P., Pearl Energy Investments III, L.P., PEI Infinity-S, LP, PEI INR Co-Invest-B Corp and their affiliates (collectively, “Pearl”) and their affiliates beneficially own, in the aggregate, less than 35% in voting power of our Class A Common Stock;
•limit the ability of our stockholders to call special meetings;
•prohibit cumulative voting;
•require that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock (or a majority of the voting power of all outstanding shares of capital stock if Pearl beneficially own at least 35% of the voting power of all such outstanding shares) be obtained to amend our Amended Bylaws, to remove directors or to amend our Amended Charter;
•provide that, subject to the rights granted to one or more series of Preferred Stock (including the Series A Preferred Stock with respect to Carnelian) then outstanding or the Board nomination rights granted to Pearl and a family of private equity funds managed by NGP Energy Capital Management, L.L.C., including NGP (as defined below), any vacancies on our Board, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders;
•provide that the Board is expressly authorized to adopt, or to alter or repeal our bylaws; and
•establish advance notice and certain information requirements for stockholder proposals and nominations for election to our Board other than nominations made by or at the direction of our Board or a committee of our Board.
In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, entered into at the time of our initial public offering and between the Company and the holders of INR Units at the time of our initial public offering, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our Company. Moreover, under the Certificate of Designation, upon any change of control event, the Company is required to offer to repurchase any share of Series A Preferred Stock in an amount in cash equal to the greater of (i) an internal rate of return of 13% per annum on the Initial Liquidation Preference or (ii) a 1.3x return on the Initial Liquidation Preference.
Exclusive Forum
Our Amended Charter provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (a) derivative action or proceeding brought on behalf of our company, (b) action asserting a claim of breach of a duty (including any fiduciary duty), or other wrongdoing, owed by any current or former director, officer, employee, agent or stockholder of the Company to the Company or the Company’s stockholders, (c) action asserting a claim against our company or any current or former director, officer, employee, agent or stockholder of the Company arising pursuant to any provision of the DGCL or our Amended Charter or Amended Bylaws, or (d) action asserting a claim against the Company governed by the internal affairs doctrine.
Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and we will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our Amended Charter. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our Amended Charter. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
Business Combination with Interested Stockholders
We have opted out of Section 203 of the DGCL; however, our Amended Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•prior to such time, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;
•at or subsequent to that time, the business combination is approved by our Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder;
•the stockholder became an interested stockholder inadvertently and (a) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (b) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination; or
•the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under our Amended Charter of a proposed transaction which (a) constitutes one of the transactions described in the proviso of this sentence, (b) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our Board and (c) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) our merger or consolidation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of our stockholders is required), (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of ours or of any of our direct or indirect majority-owned subsidiaries (other than to any of our direct or indirect wholly-owned subsidiaries or to us) having an aggregate market value equal to 50% or more of either that aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all our outstanding stock or (z) a proposed tender or exchange offer for 50% or more of our outstanding voting stock; provided further that we will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.
Generally, a “business combination” includes any merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” shall mean, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.
Under certain circumstances, these provisions make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. These provisions may encourage companies interested in acquiring us to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our Amended Charter provides that “interested stockholders” for purposes of these provisions shall not include (a) Pearl or NGP XI US Holdings, L.P. (together with its affiliates “NGP”), any of their respective direct or indirect transferees or any of their affiliates, or any other person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of our stock or (b) any person whose ownership of shares in excess of 15% is the result of any action taken solely by us; provided, however, that for the purposes of this clause (b) only, such person shall be an interested stockholder if thereafter such person acquires additional shares of our voting stock, except as a result of further corporate action not caused, directly or indirectly, by such person.
Listing
Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “INR.”